INVEST IN **THE BLOCK DISTILLING CO.**

A Denver distillery making #everydamndrop in house. Fuel our growth into new markets!

PITCH VIDEO   INVESTOR PANEL



THE NIGHT SWEATS
STRAIGHT BOURBON
THE BLOCK DISTILLING CO.

theblockdistillingco.com   Denver, CO

Female Founder | Alcohol & Vice | Retail | B2C | Distillery & Vineyards

Highlights

1. 🥃 Raised $3.4M from angel investors.
2. 🥃 Grew double digits 5 out of 6 years. Never had a down year.
3. 🥃 Until 2023 demand always outpaced production. Now the volume is there to expand!
4. 🥃 This round will focus on expansion outside of Colorado and into 6-10 states! Already underway.
5. 🥃 $5.2M in sales since opening. Sold over 300,000 drinks & 100,00 bottles since opening.
6. 🥃 All spirits have received prestigious awards by only top rated competitions (SWSC & Ascot)
7. 🥃 Family owned, crafted, and operated.
8. 🥃 Multiple revenue streams including high traffic tasting room plus in and out of state distrib.



Our Team



Kraig Weaver founder & distiller (The Dreamer)

Has a BS in engineering from Colorado School of Mines. Worked in industry for 5 years before founding and running a custom metal and woodwork design and fabrication company. Designed and built breweries, coffee shops, and The Block's tasting room.

> Distillation is this beautiful balance of science, art, culinary, and chemistry. Getting nerdy into the details of the operation lets us control the flavor profiles of the spirit. Seeing that spirit go into bottles and then watching our patrons enjoy that drink with each other is the greatest reward we could ask for. Bonding over a good drink.



Michelle Weaver founder & organizer (The Bookie)

Has a BA in psychology and a master's in clinical counseling. Worked in behavioral health for 10 years becoming a supervisor in charge of 30 employees and then a director in charge of all the supervisors. She keeps The Block on track and organized.



Kameron Weaver founder & distiller (The Smarty Pants)

Has a BS in computer science from the Colorado School of Mines. Worked for Gates Corporation for 3 years. Created an automation interface touchscreen to control the temperatures and agitator speed/rotation for our fermenters from scratch.

Building a community by making great spirits.



we take our spirits seriously and bring a sense of refinement not without a spirit of fun

The Block is a premium spirits brand that

believes in community.

The Block does things the hard way, the long way. Taking raw ingredients, using industrial equipment, blending chemistry and culinary methods to create artful, unapologetic spirits. It's not the only way but it's our way. Because a good drink does not discriminate. So, here's to assembling a community of punks & politicians, pole dancers & priests. The weird & the wise, the weathered & worn. The tessellated. The one-off. We made this for you. This is your spirit(ual) awakening. Full stop.

There is a lot in that paragraph, our approach to creation of spirits and our hopes for our consumers. To be less poetic and a bit more explanatory on the why:

A good drink can be a beautiful end to a hard day. A good drink is the bonding facilitator between you and a new friend. You sit down at the bar, order your favorite, completely content in the solitude of your stool. A stranger from a background 180 degrees from yours sits down next to you. They order their go-to and in that moment there is a similarity, a mutual respect, a common ground that wouldn't have surfaced without that bar, those stools, and those drinks. That is why we do this. To create spirits that help find that space of relation and the possibility of connection. Watching the enjoyment after that first sip from a dram of our Four Grain Straight Whiskey or the wonder after tasting an experimental cocktail featuring our citrus rich Summer Gin, that is why we do this.



Previous raises have been for production. Now the capital is for market expansion.

The Block has been in operation for 6 years! Which means we have seen some things. Two years in we had just released our first whiskey after it was finished aging. Experiencing increased demand for our spirits we realized we needed to increase production to achieve the growth of the brand we were striving for. We unfortunately took on additional square footage at the beginning of 2020 to expand our production. The pandemic took a 1 year project and turned it into a 3 year time of turmoil before it was finally complete.

With The Block's production expansion complete we are now volumetrically ready to focus on driving the increase of sales. We will do that in the following ways:

1. Introduction of the brand to new markets outside of Colorado.

2. Calculated and cautious introduction of new products in response to consumer desire changes (not trends).

3. The maturity of The Block's most desired spirits, whiskies.



(1) New Markets

While The Block used the beneficial Colorado regulations to maximize margin in the early years the in house tasting room will eventually plateau. The wholesale side of The Block, while being lower margin, has the largest growth potential. The last two years displays the beginning of the focus in wholesale, 8% of total sales for the first 4 years to 23% in 2023. This increase was realized in Colorado only. Now The Block is expanding to other states.

The Block has entered into agreements with multiple distributors expanding the brand into California, Texas, Florida, New York, Arizona and Nevada. Every state implements their own liquor laws governing business to business and business to consumer regulations. The Block will continue adding additional states to grow the wholesale side of the business and increasing gross sales. California and Florida retailers are allowed to ship directly to consumers (DTC) in a combined +30 states meaning The Block being available in those markets created the opportunity to use shipping partner **ReserveBar** to additional DTC sales as well.



tasting room
wholesale

(2) New Products

The Block brand does not focus on a single spirit and in fact has a diverse spirit lineup however we have been in operation for over 6 years. This has allowed us to develop spirits slowly and cautiously to make sure the flavors are perfected and the final bottle is what we want to present to the customer. The Block was also one of the first distilleries in Denver to locate in a high foot traffic area with focus on the tasting room or retail side of the business. The tasting room benefits The Block is numerous ways. First, the most margin is present when the spirit is sold in cocktail form and the second most being the sale of a bottle at retail pricing both of which are achieved in the tasting room. Second, the foot traffic highly reduced marketing expenses in the early years of the business. Finally, to truly give the consumer a proper presentation of The Block's spirits we had to develop a robust and creative cocktail program. This requires us to stay informed on the constant change of the techniques being used, consumer preferences on flavors, spirit trends, and even staying up to date on the food side of the industry so that we can compliment it in the best way. That knowledge results in the development of new products that fit the industry.

There are two main highlights of products in development, Featherweight and Weightless. Featherweight is The Block's low-ABV canned cocktail lineup. Canned cocktails are referred to as RTDs (ready-to-drink). Although the comparisons are made to White Claw and High Noon this is technically a different segment because those are malt beverages where as Featherweight are made with spirits and mixers. This differentiation means our flavors, mixers, and techniques can be more complex in the finished product. Our first cocktail, Up All Nitro, is a nitro coffee liqueur that has that beautiful cascading creamy head of a nitro stout. Made with vodka, cold brew coffee from our partner Novo Coffee, and a dehydrated sugar it is a perfect match to the current demand for espresso martinis. The next flavor will be coming out second quarter of 2024 followed by the final two flavors in Q3. The cans also gave The Block the opportunity to be a bit more playful in the branding and to use the characters representing the diverse community from our brand statement.



Featherweight
8.5 ABV
CLASSIC GIN & TONIC
EMBASSY ELIXIR
Featherweight
8.5 ABV
NITRO COFFEE LIQUOR
UP ALL NITRO
Featherweight
8.5 ABV
FERRARI COCKTAIL
SHIFT DRINK
Featherweight
8.5 ABV
WHISKEY LEMON GINGER
HOLY HIGHBALL

Weightless, currently in developing stages and launching in Q2 of this year, will be The Block's zero proof canned cocktail series. The no-and-low ABV market has been on a remarkable rise post pandemic. While there are many in the

industry using Sober October and Dry January as a subject of satirical social marketing, The Block has prominently featured mocktails on the tasting room menu with the same developmental focus as the rest of the drinks long before 2020. The $11 billion market seems to hint that it is not a fad as well. Adding to this, as The Block developed the Featherweight flavors and the techniques to make sure that even though the ABV was low the flavor was not we realized those same process can be used in building a zero proof cocktail. Cans are also a great vessel for Featherweight and Weightless as they extend shelf stability. The state by state regulations also do not apply when there is no alcohol in the can which will allow much easier access to the consumer as The Block pushes Weightless to market.



(3) Aged Spirits

The Block completed a large construction project in March 2023 that expanded the manufacturing capacity by 600%. A large portion of that capacity is allocated to the production of whiskies and other barrel aged spirits. The Block's youngest barrel aged spirit spends 2 years on oak meaning non of the sales from the additional volume for those products will be realized until mid-2025. Barrel aged spirits are also generally the highest margin as a result of high demand. As such, The Block will realize a large sales increase as those spirits reach maturity. Although a delay in product availability can be frustrating it does allow The Block to focus on the expansion in to additional markets in the interim creating channels for the additional volume when it is finally bottled and ready for purchase.





Growth in an already growing segment of the industry.

Craft spirits sales have seen a 25% growth rate since 2010. The spirits category (versus beer, wine and cider) has grown 2.8% since 2010. So not only is the spirits category growing, craft is taking more and more market share of the category. There have also been an increasing number of acquisitions and mergers in the industry. Many of the acquisitions involve private companies and thus the agreements are unknown. High West was purchased for $160M in 2016. Minority stake agreements are becoming more common as well. Rabbit Hole, Westward, Whistlepig, and Woodinville have all struck strategic agreements with large players such as Diageo and Moet Hennessy since 2017. These are stories of large companies providing capital and expertise while letting the craft brands continue to control their story and production.



Collaboration with Nathaniel Rateliff & The Night Sweats.

At the end of 2021 we signed a collaborative contract with Denver band Nathaniel Rateliff & The Night Sweats. All of The Block's Bourbon will be released as The Night Sweats Straight Bourbon. A portion of every bottle sold goes to the band's foundation The Marigold Project which supports community and nonprofit organizations working on issues of racial, social, and economic justice. The band has achieved an international following, writing music for Justin Timberlake movies, performing on SNL and Jimmy Falon, and consistently selling out large venues and now arenas. Being masters of their craft their decision to partner with The Block and our spirits is humbling and we look forward to the growth of the collaboration.



The liquid inside needs to be as gorgeous as the branding on the outside.

The Block makes every spirit from start to finish in house. We like to honor tradition while still pushing innovation. This means most of our spirits have small twists that make them unique to us. This could be our seasonal gins, each of them having a botanical recipe that creates flavor expressions representative of their season; citrus forward Summer Gin, floral Spring Gin, or spice rich Autumn Gin. It could be our Four Grain Straight Whiskey that features an oat heavy grain bill which gives it a beautiful earthy, creaminess. Batch No. 1 of our Four Grain Straight Whiskey received a silver medal from the San Francisco World Spirits Competition. SFWSC is one of the most respected competitions due to their strict processes of judgement which include 4 days of blind tastings before moving to the next round which then includes branding and price point as factors. A silver medal holds the description of, "Outstanding spirits that show refinement, finesse, and complexity; these winners are among the best examples of their categories." In 2021 our Vodka made from oats, wheat, and barley also took home a silver medal from SFWSC. Our Vodka is definitely not a "normal" one with it being once distilled and unfiltered. It is a flavorful spirit with lots of nuance typically unassociated with that style which is great validation for our practices and techniques.




spirit: STRAIGHT WHISKEY
aging: 2 YEAR MINIMUM
barrels: 36mo SEASON | 3 CHAR | TOASTED HEADS
grain: OAT, WHEAT, RYE, MALTED BARLEY
yeast: AMERICAN ALE
ferm: OPEN TOP
technique: SINGLE RUN 4-PLATE COLUMN
alcohol: 47.5% ABV | 95 PROOF
size: 750ml
bottle no.: 002 of 700
distillers:
KRAIG WEAVER & KAMERON WEAVER

The Block's spirits are agricultural products.

We get admittedly nerdy and particular about our processes, ingredients, flavors, aesthetic...but the little things add up. In relation to spirits your palate is already shocked by the alcohol, so any available flavor in the spirit has to be delicious. To make that delicious flavor you have to start with great ingredients. The Block has the unique opportunity to work directly with a family farm in Missouri. They have set aside acreage specifically for The Block grains (a full square mile to be exact, 720 acres). We work with them on seed and variety selection, crop techniques, and storage. This gives The Block another knob to play with and one that is very unusual for distilleries of our size. It gets us as close as possible to the ingredients that we use every day.



The final ingredient for whiskies is the barrel.

Once you have taken those ingredients and made it into a spirit it needs to go into oak for its' final step of flavor accumulation. For oak, we work exclusively with Canton Cooperage. They started by making American oak wine casks. Wine casks are typically of much higher quality than whiskey barrels, that is until Canton came along. Their spirit barrels use the same techniques and quality markers as the top shelf wine barrels do. The result is the breakdown of tannins that cause astringency in the spirit and flavors completely unique to their oak. This means smoother and richer whiskies that don't just taste like a vanilla bomb.





The founders understand their individual strengths.

The founders of The Block are Kraig, Kameron, and Michelle Weaver. Kraig and Kameron are brothers. Kraig and Michelle are married. Kraig has a degree in engineering, Kameron in computer science, and Michelle in clinical psychology. The 3 of us have very different strengths from different backgrounds. Knowing those differences allows us to split up tasks and efficiently work through problems together. Michelle's experience in staffing and budgeting combined with her focus on organization keeps us on top of the financial side and in good standing with suppliers and regulatory agencies. Kraig's an engineer that also loves art, design, and photography; this keeps the branding, social media, and story of The Block refined and fresh. Kameron's natural strength for numbers and nerdy detail mean operational efficiency and progression is ever evolving as he learns more.



Colorado's regulations gave us a head start.

Colorado's regulations around the sale and distribution of alcohol are the most progressive in the nation. The Block is allowed to manufacture, wholesale, and retail the spirits out of the same location. In response we located ourselves in the fastest growing neighborhood in Denver, RiNo (River North Art District). RiNo holds an annual street art festival, has a farmer's market throughout the summer, is home to 14 breweries, 2 wineries, 2 distilleries, and a cidery, plus a multitude of amazing restaurants and creative small businesses. Customers can come in to our tasting room, enjoy an experimental cocktail featuring one of The Block spirits and purchase a bottle, or 6, to take home. In house sales are the highest margin sales stream and thus we focused on maximizing that stream first. The foot traffic through the neighborhood also helps diminish the need for advertising. Currently tasting room makes up 75% of our sales.



The Block is also allowed self distribution in the state of Colorado. We sell directly to liquor stores, restaurants, and bars without the need for a distributor which maximizes the margin of this revenue stream. Wholesale is a large growth opportunity and will be a focus with the current fund raise and growth of production volume.

Additional equipment 6x's production.

Our original lease encompassed 2400sf with 1000sf being the tasting room. We knew early on that we would need to grow. So in two steps we added an additional 2200sf and then another 4000sf adjoining the original space. The Block is now the single tenant of our building in RiNo with just under 10,000sf. Right after that we found a post about a distillery in South Carolina that was expanding but buying all new equipment and selling their current lot. The price was great and the timing was good with having just added space, so we went for it. The 3 of us flew out, dissembled, packed and shipped 2 more stills, 10 more fermenters, another mash tun and a slew of other equipment. All in, it is enough to 6x our current production. That production increase was put online in early 2023 and is fueling the growth of distribution now.





Production and wholesale expansion lead to increased sales.

The Block needed the production capacity to supply the growth into additional markets. That box has been checked. The initial markets have been identified and the relationships with the distributors needed to get there have been established. Now, with the capital raised, The Block will push into those territories with sales trending upward at a steeper incline as a result. Additional states will be added continually at a strategic pace to sustain the growth while also accounting for inventory and production. The introduction of new products and the maturity of our increased whiskey production will reinvigorate the markets ensuring consistent performance in each state.



*note that the exact expansion timeline, results, and these projections cannot be guaranteed.

You receive equity and profit sharing with your investment.

Kraig, Kameron, and Michelle want to build a community of investors that feel attached to the brand and what is being built, to be excited about your ownership, and to partake in the success of the business short term. Equity is a longer term opportunity which is why we added the profit sharing piece. The goal is to begin extending annual distributions with the company's transition into profitability. The Block's ambition is for these distributions to rise to the double digit percentage ROI annually.



The Block continues to plan for the future.

What happens after this? We have our sights big. Under our Colorado license we are allowed a second tasting room. We also have a farmer that would love to work with us further. Farm distillery, rick house, b&b, onsite restaurant, out of state production space? The founders understand that getting The Block to profitability means options will open for the next steps and lead to a positive outcome for the company and its' investors.

The Block sincerely appreciates your consideration. Please do not hesitate to reach out with further questions.

- k, k, & m